UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2021

Multi-Housing Income REIT, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Maryland	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, Texas 78759	(512) 872-2898
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on October 17, 2017. As of June 30, 2021, the Company had invested a total of $5,087,375 in 8 separate real estate projects:

Name of Project	Amount of Investment	Nature of Investment
The Quinn At Westchase	$2,000,000	Equity
Water Ridge Apartments	$540,000	Equity
Capital on 28th	$210,000	Equity
Newport Apartments	$115,000	Equity
Highland Cross Apartments	$450,000	Promissory Note
Lookout at Comanche Hill Apartments	$780,500	Equity
The Jax Apartments	$391,875	Equity
CG CAI Dallas Portfolio	$600,000	Equity

As of June 30, 2021, we had cash balances, including cash equivalents, of $143,964 and the book value of our assets was $5,254,485.

During the period from January 1, 2019 through June 30, 2019, the Company received the following distributions from these projects:

Casoro Lach LP	$20,400.16	46%
Casoro Chronos, LP	$8,798.87	20%
Newport Apartments LP	$994.50	2%
Casoro Jax LP	$3,410.69	8%
PPA Water Ridge LP	$6,525.96	15%
Casoro Capitol on 28th, LP	$4,360.92	10%
Total	$44,491.10	100%

During the period from January 1, 2021 through June 30, 2021 (the “Operating Period”), the Company distributed $102,338 in cash to its shareholders.

Liquidity & Capital Resources

The Company completed an offering under Tier 2 of Regulation A that was “qualified” by the Securities and Exchange Commission on June 18, 2018 (the “Offering”). As of June 30, 2021, the Company had raised $6.2 million in the Offering, of which approximately $383,762 was raised during the Operating Period.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We may also borrow money to finance a portion of the costs of buying and renovating property.

We will also use a portion of the proceeds of the Offering to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. During our hold period, we expect to make payments to our Manager to implement property value enhancement activities.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities. Among them:

●	Rising GDP: According to the U.S. Bureau of Economic Analysis, real gross domestic product in the United States grew by a strong 6.3%, with many economic forecasters projecting continued strong growth through the rest of the year.

●	Rising Wages: According to Pew Research, between the second quarter of 2019 through the second quarter of 2021, the median hourly wages of high-wage workers increased from $50.59 to $52.68 and the median for low-wage workers increased from $10.79 to $11.70.

●	Rising employment: According to the U.S. Bureau of Labor Statistics, the United States seasonally-adjusted unemployment rate has dropped significantly to 5.2% as of August 2021, down from roughly 15% during the height of the pandemic.

●	The United States is still experiencing high levels of new coronavirus cases and deaths which will likely continue to impact both our tenants and our core business operations.

The substantial influx of government aid to fight the pandemic and the resulting economic growth have led to an increase in inflation not seen in more than a decade. With so much capital being injected into the United States market, the real estate market is heating up to levels not seen since before the Great Recession in 2008-09. Interest rates on mortgage loans remains at or near historic lows and the interruption to the construction market brought on by the pandemic and its resulting impacts on global supply chains means that competition for new investment opportunities can be fierce with many new participants entering an already crowded industry. Because of the track record of our Manager and our principals, we believe the Company is well-positioned to navigate this challenging market.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2

Other Information

None.

Item 3

Financial Statements

Multi-Housing Income REIT, Inc.

Consolidated Balance Sheet as of June 30, 2021

Assets
Cash and cash equivalents	143,964
Real estate investments, at cost	2,925,000
Real estate investments, equity method	1,632,365
Notes receivable, at cost	450,000
Notes interest receivable	98,825
Other assets	4,331
Total Assets	$5,254,485

Liabilities
Asset management fee payable	216,673
Due to affiliate	6,547
Deferred revenue	417
Accrued expenses	10,950
Redemption payable	36,249
Distribution payable	85,830
Total Liabilities	$356,666

Shareholders’ Equity	4,897,819

Total Liabilities & Shareholder’s Equity	$5,254,485

Consolidated Statement of Operations for the six month period ended June 30, 2021

Interest and distribution income	71,886
Redemption fee income	4,403
Total Revenue	76,289

Asset management fee	51,067
Marketing costs	1,270
Professional fees	22,032
General and administrative expenses	10,080
Other expenses	561
Total Expenses	85,010

Net Income (Loss)	(8,721)

Consolidated Statement of Operations for the fiscal year ended December 31, 2020

Interest and distribution income	282,418
Gain from equity method investees	5,579
Redemption fee income	994
Total Revenue	288,991

Asset management fee	105,068
Professional fees	90,439
General and administrative expenses	63,816
Other expenses	937
Total Expenses	260,260

Net Income (Loss)	28,731

Consolidated Statement of Cash Flows for the six month period ended June 30, 2021

OPERATING ACTIVITIES
Net Income (Loss)	(8,721)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net change in asset management fee payable	51,067
Net change in accrued expenses	(27,970)
Net change in other assets	(3,625)
Net change in deferred revenue	(1,118)
Net Cash Provided By Operating Activities	9,633

FINANCING ACTIVITIES
Proceeds from the issuance of common stock,
inclusive of subscriptions in advance	182,300
Payment of redemptions	(221,774)
Payment of deferred offering costs	(51,225)
Payment of cash distributions	(102,338)
Net Cash Used By Financing Activities	(193,037)

Net Change in Cash	(183,404)
Cash and cash equivalents, Beginning of year	327,368
Cash and cash equivalents, End of June 30, 2021	143,964

Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2020

OPERATING ACTIVITIES
Net Income (Loss)	28,731
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain from equity method investees	(5,579)
Net change in asset management fee payable	85,370
Net change in accrued expenses	34,901
Net change in notes interest receivable	(59,356)
Net change in other assets	-
Net change in deferred revenue	1,535
Net Cash Provided By Operating Activities	85,602

INVESTING ACTIVITIES
Investment in equity method investees, net of distributions	(454,411)
Return of investment in cost method investee	2,500,000
Investment in cost method investee	(2,222,464)
Note receivable	(100,000)
Net Cash Used in Investing Activities	(276,875)

FINANCING ACTIVITIES
Proceeds from the issuance of common stock, inclusive of subscriptions in advance	614,594
Payment of redemptions	(48,144)
Payment of deferred offering costs	(95,727)
Payment of cash distributions	(189,620)
Net Cash Used By Financing Activities	281,103

Net Change in Cash	89,830
Cash and cash equivalents, Beginning of year	237,538
Cash and cash equivalents, End of June 30, 2021	327,368

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six month period ended June 30, 2021

			Additional		Total
	Common Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance as of December 31, 2020	586,709	$587	$5,136,750	$(62,389)	$5,074,948
Proceeds from issuance of common shares	38,380	38	383,762	-	383,800
Re-Investments of common shares	5,340	5	53,391	-	53,396
Redemptions of common shares	(18,280)	(18)	(182,786)	-	(182,805)
Distributions declared on common shares	-	-	(241,564)	-	(241,564)
Amortization of deferred offering costs	-	-	(181,235)	-	(181,235)
Net income	-	-	-	(8,721)	(8,721)
Balance as of June 30, 2021	612,148	$612	$4,968,317	$(71,110)	$4,897,819

Item 4

Exhibits

Exhibit 2	Articles of Incorporation; Bylaws*
Exhibit 4	Sample Subscription Agreement*
Exhibit 6	Management Agreement; Support Agreement*
Exhibit 8	Escrow Agreement*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Multi-Housing Income REIT, Inc.

By:	Casoro Capital Partners, LLC

By	/s/ Yuen Yung
Yuen Yung, Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons in the capacities and on the dates indicated.

/s/ Yuen Yung
Yuen Yung
Chief Executive Officer
December 2, 2021